As filed with the Securities and Exchange Commission on February 26, 2020

Securities Act File No. 333-233114

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

(Check appropriate box or boxes)

BLACKROCK LARGE CAP FOCUS GROWTH FUND, INC.

(Exact Name of Registrant as Specified in the Charter)

100 Bellevue Parkway

Wilmington, Delaware 19809

(Address of Principal Executive Offices)

Registrant’s Telephone Number: (800) 441-7762

John M. Perlowski

BLACKROCK LARGE CAP FOCUS GROWTH FUND, INC.

55 East 52nd Street

New York, New York 10055

United States of America

(Name and Address of Agent for Service)

Copies to:

John A. MacKinnon, Esq. Jesse C. Kean, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019	Janey Ahn, Esq. BlackRock Advisors, LLC 55 East 52nd Street New York, New York 10055

This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act of 1933 and will be effective upon filing.

Title of securities being registered: Shares of Common Stock, par value $0.10 per share. Calculation of Registration Fee under the Securities Act of 1933: No filing fee is required because of reliance on Section 24(f) and Rule 24f-2 under the Investment Company Act of 1940.

Master Focus Growth LLC has also executed this registration statement.

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-233114) (the “N-14 Registration Statement”) consists of the following:

1.	Facing Sheet.

2.	Part C Information.

3.	Exhibits.

Parts A and B to the N-14 Registration Statement are unchanged from the Combined Prospectus/Information Statement filed on October 18, 2019 pursuant to Rule 497 under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Sidley Austin LLP, counsel for the Registrant, as Exhibit 12(a) to the N-14 Registration Statement. The tax opinion relates to the reorganization of BlackRock Large Cap Focus Growth Fund, a series of BlackRock Large Cap Series Funds, Inc., into BlackRock Large Cap Focus Growth Fund, Inc. (formerly known as BlackRock Focus Growth Fund, Inc.).

PART C.

OTHER INFORMATION

Item 15.	Indemnification.

Reference is made to Article V of the Registrant’s Articles of Incorporation incorporated herein by reference as Exhibit 1, Article IV of the Registrant’s Bylaws, Section 2-418 of the Maryland General Corporation Law, Section 9 of the Amended and Restated Distribution Agreement incorporated herein by reference as Exhibit 7(a), Section 12 of the Transfer Agency and Shareholder Services Agreement incorporated herein by reference as Exhibit 13(a), Section 8 of the Administration Agreement incorporated herein by reference as Exhibit 13(b), Section 12 of the Administration and Accounting Services Agreement incorporated herein by reference as Exhibit 13(d) and Section 5 of the Amended and Restated Shareholders’ Administrative Services Agreement incorporated herein by reference as Exhibit 13(f).

Article IV, Section 1 of the Registrant’s Bylaws states:

“Section 1. No Personal Liability of Directors or Officers. No Director, advisory board member or officer of the Fund shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Fund or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his or her duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the assets of the Fund for satisfaction of claims of any nature arising in connection with the affairs of the Fund. If any Director, advisory board member or officer, as such, of the Fund, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, such person shall not, on account thereof, be held to any personal liability. Any repeal or modification of the Charter or this Article IV Section 1 shall not adversely affect any right or protection of a Director, advisory board member or officer of the Fund existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.”

Article IV, Section 2 of the Registrant’s Bylaws states:

“Section 2. Mandatory Indemnification.

(a) The Fund hereby agrees to indemnify each person who is or was a Director, advisory board member or officer of the Fund (each such person being an “Indemnitee”) to the full extent permitted under applicable law against any and all liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and legal fees and expenses reasonably incurred by such Indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which such person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while acting in any capacity set forth in this Article IV by reason of having acted in any such capacity, whether such liability or expense is asserted before or after service, except with respect to any matter as to which such person shall not have acted in good faith in the reasonable belief that his or her action was in the best interest of the Fund or, in the case of any criminal proceeding, as to which such person shall have had reasonable cause to believe that the conduct was unlawful; provided, however, that no Indemnitee shall be indemnified hereunder against any liability to any person or any expense of such Indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of the Indemnitee’s position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “Disabling Conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any Indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such Indemnitee (A) was authorized by a majority of the Directors or (B) was instituted by the Indemnitee to enforce his or her rights to indemnification hereunder in a case in which the Indemnitee is found to be entitled to such indemnification. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Fund, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such Indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (A) a majority vote of a quorum of those Directors who are both Independent Directors and not parties to the proceeding (“Independent Non-Party Directors”), that the Indemnitee is entitled to indemnification hereunder, or (B) if such quorum is not obtainable or even if obtainable, if such majority so directs, a Special Counsel in a written opinion concludes that the Indemnitee should be entitled to indemnification hereunder.

(c) Notwithstanding the foregoing, to the extent that an Indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

(d) The Fund shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder, to the full extent permitted under applicable law, only if the Fund receives a written affirmation by the Indemnitee of the Indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking by the Indemnitee to reimburse the Fund if it shall ultimately be determined that the standards of conduct necessary for indemnification have not been met. In addition, at least one of the following conditions must be met: (i) the Indemnitee shall provide adequate security for his or her undertaking, (ii) the Fund shall be insured against losses arising by reason of any lawful advances or (iii) a majority of a quorum of the Independent Non-Party Directors, or if such quorum is not obtainable or even if obtainable, if a majority vote of such quorum so direct, Special Counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the Indemnitee ultimately will be found entitled to indemnification.

(e) The rights accruing to any Indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under the Charter, these Bylaws or any statute, insurance policy, agreement, vote of Shareholders or Independent Directors or any other right to which such person may be lawfully entitled.

(f) Subject to any limitations provided by the 1940 Act and the Charter, the Fund shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Fund or serving in any capacity at the request of the Fund to the full extent permitted for corporations organized under the corporations laws of the state in which the Fund was formed, provided that such indemnification has been approved by a majority of the Directors.

(g) Any repeal or modification of the Charter or Section 2 of this Article IV shall not adversely affect any right or protection of any person who is or was a Director, any advisory board member or any officer of the Fund existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.”

Article IV, Section 4 of the Registrant’s Bylaws states:

“Section 4. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IV or the Charter shall continue as to a person who has ceased to be a Director, advisory board member or officer and shall inure to the benefit of the heirs, executors and personal and legal representatives of such a person.”

Article IV, Section 5 of the Registrant’s Bylaws states:

“Section 5. Insurance. The Directors may maintain insurance for the protection of the Fund’s property, the Shareholders, Directors, officers, employees and agents in such amount as the Directors shall deem adequate to cover possible tort liability, and such other insurance as the Directors in their sole judgment shall deem advisable or is required by the 1940 Act.”

In Section 9 of each Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the Securities Act, against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits.

Exhibit Number		Description

1	—	Articles of Incorporation

(a)	—	Articles of Incorporation of the Registrant.(a)

(b)	—	Articles of Amendment to Articles of Incorporation, as amended on November 5, 1999.(b)

(c)	—	Articles Supplementary to Articles of Incorporation, as amended on July 12, 2000.(c)

(d)	—	Articles Supplementary to Articles of Incorporation, as amended on December 22, 2000.(aa)

(e)	—	Articles Supplementary to Articles of Incorporation, as amended on March 12, 2002.(g)

(f)	—	Form of Articles of Amendment to Articles of Incorporation.(h)

(g)	—	Form of Articles of Amendment reclassifying shares of authorized stock.(j)

(h)	—	Form of Articles of Amendment changing the name of the Registrant to BlackRock Focus Twenty Fund, Inc.(bb)

(i)	—	Form of Articles of Amendment changing the name of the Registrant to BlackRock Focus Growth Fund, Inc.(l)

(j)	—	Articles Supplementary to the Articles of Incorporation reclassifying shares of authorized stock, dated November 28, 2018.(f)

(k)	—	Articles Supplementary to the Articles of Incorporation reclassifying shares of authorized stock, dated July 29, 2019.(s)

(l)	—	Articles Supplementary to the Articles of Incorporation reclassifying shares of authorized stock, dated August 15, 2019.(z)

(m)	—	Articles of Amendment, dated November 29, 2019, changing the name of the Registrant to BlackRock Large Cap Focus Growth Fund, Inc.(x)

2	—	Bylaws

(a)	—	Amended and Restated Bylaws of the Registrant, dated November 14, 2017.(q)

3	—	Voting Trust Agreements

(a)	—	Not applicable.

4	—	Plan of Reorganization

(a)	—	Form of Agreement and Plan of Reorganization is included in Appendix II to the Combined Prospectus/Information Statement.

5	—	Instruments Defining Rights of Security Holders

(a)	—	Portions of the Articles of Incorporation and By-Laws of the Registrant defining the rights of holders of shares of common stock of the Registrant.(d)

6	—	Investment Advisory Agreements.

(a)	—	Not Applicable.

7	—	Underwriting or Distribution Contracts

(a)	—	Form of Amended and Restated Distribution Agreement between the Registrant and BlackRock Investments, LLC.(t)

8	—	Bonus or Profit Sharing Contracts

(a)	—	Not Applicable.

9	—	Custodian Agreements

(a)	—	Form of Custody Agreement between the Registrant and The Bank of New York Mellon (formerly The Bank of New York).(y)

10	—	Rule 12b-1 and Rule 18f-3 Plans

(a)	—	Form of Investor A Shares Distribution Plan.(m)

(b)	—	Amended Exhibit A to the Investor A Shares Distribution Plan, amended October 30, 2019.(w)

(c)	—	Form of Investor C Shares Distribution Plan.(dd)

(d)	—	Amended Exhibit A to the Investor C Shares Distribution Plan, amended April 10, 2019.(u)

(e)	—	Amended and Restated Plan pursuant to Rule 18f-3.(e)

11	—	Legal Opinions

(a)	—	Opinion of Miles & Stockbridge P.C. as to the legality of the securities being registered.(z)

12	—	Tax Opinions

(a)	—	Opinion of Sidley Austin LLP supporting the tax matters and consequences to shareholders discussed in the Combined Prospectus/Information Statement.*

13	—	Other Material Contracts

(a)	—	Form of Transfer Agency and Shareholder Services Agreement between Registrant and BNY Mellon Investment Servicing (US) Inc.(i)

(b)	—	Form of Administration Agreement between the Registrant and BlackRock Advisors, LLC.(cc)

(c)	—	Form of Ninth Amended and Restated Expense Limitation Agreement by and between the Registrant, BlackRock Advisors, LLC and BlackRock Fund Advisors.(n)

(d)(1)	—	Form of Administration and Accounting Services Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc. (formerly PNC Global Investment Servicing (U.S.) Inc.).(k)

(d)(2)	—	Form of Joinder and Amendment to Administration and Accounting Services Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc. (formerly PNC Global Investment Servicing (U.S.) Inc.).(r)

(e)	—	Form of Amended and Restated Shareholders’ Administrative Services Agreement between the Registrant and BlackRock Advisors, LLC.(o)

(f)	—	Form of Sixth Amended and Restated Securities Lending Agency Agreement between the Registrant and BlackRock Investment Management, LLC.(p)

14	—	Other Opinions and Consents

(a)	—	Consent of Deloitte & Touche LLP, independent registered public accounting firm.(z)

15	—	Omitted Financial Statements

(a)	—	Not applicable.

16	—	Power of Attorney

(a)	—	Power of Attorney.(v)

17	—	Additional Exhibits

(a)	—	Not applicable.

*	Filed herewith.
(a)

Incorporated by reference to Exhibit 1 to the Registration Statement on Form N-1A (File No. 333-89775) under the Securities Act of 1933, as amended, of the Registrant (the “N-1A Registration Statement”), filed on October 27, 1999.

(b)	Incorporated by reference to Exhibit 2 to Pre-Effective Amendment No. 1 to the N-1A Registration Statement, filed on November 18, 1999.
(c)	Incorporated by reference to Exhibit 1(c) to Post-Effective Amendment No. 1 to the N-1A Registration Statement, filed on March 20, 2001.
(d)

Reference is made to Article II, Article IV, Article V (Sections 2, 3, 4, 6, 7 and 8), Article VI, Article VII and Article IX of the Registrant’s Articles of Incorporation, filed as Exhibit 1 to the N-1A Registration Statement, and to Article I, Article II (Sections 2, 3 and 4), Article IV (Sections 1, 2 and 5) and Article V (Sections 3, 4, 5 and 6) of the Registrant’s Bylaws filed as Exhibit 2 to the N-1A Registration Statement.

(e)	Incorporated by reference to Exhibit 14 of Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A of Managed Account Series (File No. 333-124463), filed on November 30, 2018.
(f)	Incorporated by reference to Exhibit 1(j) to Post-Effective Amendment No. 28 to the N-1A Registration Statement, filed on December 21, 2018.

(g)	Incorporated by reference to Exhibit 1(e) to Post-Effective Amendment No. 2 to the N-1A Registration Statement, filed on March 27, 2002.
(h)	Incorporated by reference to Exhibit 1(f) to Post-Effective Amendment No. 3 to the N-1A Registration Statement, filed on March 27, 2003.
(i)	Incorporated by reference to Exhibit 8(a) of Post-Effective Amendment No. 48 to the Registration Statement on Form N-1A of BlackRock Series Fund, Inc. (File No. 2-69062), filed on April 18, 2014.
(j)	Incorporated by reference to Exhibit 1(g) to Post-Effective Amendment No. 7 to the N-1A Registration Statement, filed on September 29, 2006.
(k)

Incorporated by reference to an Exhibit to Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A of BlackRock Capital Appreciation Fund, Inc. (File No. 33-47875), filed on January 28, 2013.

(l)	Incorporated by reference to Exhibit 1(i) to Post-Effective Amendment No. 9 to the N-1A Registration Statement, filed on March 28, 2008.
(m)

Incorporated by reference to Exhibit 13(a) to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A of BlackRock Advantage Global Fund, Inc. (File No. 33-53399), filed on October 28, 2008.

(n)	Incorporated by reference to Exhibit 8(i) of Post-Effective Amendment No. 967 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on November 22, 2019.
(o)	Incorporated by reference to an Exhibit of Post-Effective Amendment No. 305 to the Registration Statement on Form N-1A of BlackRock Funds III (File No. 33-54126), filed on July 1, 2019.
(p)	Incorporated by reference to Exhibit 13(d) to the Registration Statement on Form N-14 of BlackRock Multi-State Municipal Series Trust (File No. 333-235834), filed on January 7, 2020.
(q)	Incorporated by reference to Exhibit 2 to Post-Effective Amendment No. 26 to the N-1A Registration Statement, filed on December 22, 2017.
(r)	Incorporated by reference to Exhibit 8(c) to Post-Effective Amendment No. 148 to the Registration Statement on Form N-1A of BlackRock Funds II (File No. 333-142592), filed on January 28, 2015.
(s)	Incorporated by reference to Exhibit 1(k) to Post-Effective Amendment No. 31 to the N-1A Registration Statement, filed on July 30, 2019.
(t)

Incorporated herein by reference to Exhibit 5 of Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A of BlackRock Advantage U.S. Total Market Fund, Inc. (File No. 2-60836), filed on July 26, 2019.

(u)

Incorporated herein by reference to Exhibit 13(d) of Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A of BlackRock Advantage U.S. Total Market Fund, Inc. (File No. 2-60836), filed on July 26, 2019.

(v)	Filed on August 8, 2019 as an Exhibit to the Registrant’s Registration Statement on Form N-14 (File No. 333-233114) (the “N-14 Registration Statement”).
(w)	Incorporated herein by reference to Exhibit 13(d) of Post-Effective Amendment No. 314 to the Registration Statement on Form N-1A of BlackRock Funds III (File No. 33-54126), filed on October 30, 2019.
(x)	Incorporated by reference to Exhibit 1(m) to Post-Effective Amendment No. 34 to the N-1A Registration Statement, filed on December 20, 2019.
(y)

Incorporated by reference to Exhibit 7 to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A of BlackRock Mid Cap Dividend Series, Inc. (File No. 33-53887), filed on March 21, 2002.

(z)	Filed on October 11, 2019 as an Exhibit to Pre-Effective Amendment No. 1 to the N-14 Registration Statement.
(aa)	Incorporated by reference to Exhibit 1(d) to Post-Effective Amendment No. 1 to the N-1A Registration Statement, filed on March 20, 2001.
(bb)	Incorporated by reference to Exhibit 1(h) to Post-Effective Amendment No. 7 to the N-1A Registration Statement, filed on September 29, 2006.
(cc)	Incorporated by reference to Exhibit 8(c)(1) to Post-Effective Amendment No. 7 to the N-1A Registration Statement, filed on September 29, 2006.
(dd)

Incorporated by reference to Exhibit 13(c) to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A of BlackRock Advantage Global Fund, Inc. (File No. 33-53399), filed on October 28, 2008.

Item 17.	Undertakings.

(1)

The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2)

The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on February 26, 2020.

BLACKROCK LARGE CAP FOCUS GROWTH FUND, INC. (REGISTRANT)

By:	/s/ JOHN M. PERLOWSKI
(John M. Perlowski,
President and Chief Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to its Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOHN M. PERLOWSKI	Director, President and Chief Executive Officer	February 26, 2020
(John M. Perlowski)	(Principal Executive Officer)

/S/ NEAL J. ANDREWS	Chief Financial Officer (Principal Financial and	February 26, 2020
(Neal J. Andrews)	Accounting Officer)

BRUCE R. BOND*	Director
(Bruce R. Bond)

SUSAN J. CARTER*	Director
(Susan J. Carter)

COLLETTE CHILTON*	Director
(Collette Chilton)

NEIL A. COTTY*	Director
(Neil A. Cotty)

LENA G. GOLDBERG*	Director
(Lena G. Goldberg)

HENRY R. KEIZER*	Director
(Henry R. Keizer)

CYNTHIA A. MONTGOMERY*	Director
(Cynthia A. Montgomery)

DONALD C. OPATRNY*	Director
(Donald C. Opatrny)

JOSEPH P. PLATT*	Director
(Joseph P. Platt)

MARK STALNECKER*	Director
(Mark Stalnecker)

KENNETH L. URISH*	Director
(Kenneth L. Urish)

CLAIRE A. WALTON*	Director
(Claire A. Walton)

ROBERT FAIRBAIRN*	Director
(Robert Fairbairn)

*BY: /S/ JANEY AHN		February 26, 2020
(Janey Ahn, Attorney-In-Fact)

SIGNATURES

Master Focus Growth LLC has duly caused this Post-Effective Amendment to the Registration Statement of BlackRock Large Cap Focus Growth Fund, Inc. to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on February 26, 2020.

MASTER FOCUS GROWTH LLC

By:	/s/ JOHN M. PERLOWSKI
(John M. Perlowski,
President and Chief Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement of BlackRock Large Cap Focus Growth Fund, Inc. has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOHN M. PERLOWSKI	Director, President and Chief Executive Officer	February 26, 2020
(John M. Perlowski)	(Principal Executive Officer)

/S/ NEAL J. ANDREWS	Chief Financial Officer (Principal Financial and	February 26, 2020
(Neal J. Andrews)	Accounting Officer)

BRUCE R. BOND*	Director
(Bruce R. Bond)

SUSAN J. CARTER*	Director
(Susan J. Carter)

COLLETTE CHILTON*	Director
(Collette Chilton)

NEIL A. COTTY*	Director
(Neil A. Cotty)

LENA G. GOLDBERG*	Director
(Lena G. Goldberg)

HENRY R. KEIZER*	Director
(Henry R. Keizer)

CYNTHIA A. MONTGOMERY*	Director
(Cynthia A. Montgomery)

DONALD C. OPATRNY*	Director
(Donald C. Opatrny)

JOSEPH P. PLATT*	Director
(Joseph P. Platt)

MARK STALNECKER*	Director
(Mark Stalnecker)

KENNETH L. URISH*	Director
(Kenneth L. Urish)

CLAIRE A. WALTON*	Director
(Claire A. Walton)

ROBERT FAIRBAIRN*	Director
(Robert Fairbairn)

*BY: /S/ JANEY AHN		February 26, 2020
(Janey Ahn, Attorney-In-Fact)

EXHIBIT INDEX

Exhibits		Description

12(a)	—	Opinion of Sidley Austin LLP supporting the tax matters and consequences to shareholders discussed in the Combined Prospectus/Information Statement.